UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

(Mark One)

[ x ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2009
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period: N/A

Commission file number 1-6905

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

RUDDICK RETIREMENT AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RUDDICK CORPORATION
301 S. TRYON STREET, SUITE 1800
CHARLOTTE, NORTH CAROLINA 28202
(704) 372-5404

REQUIRED INFORMATION

     The Ruddick Retirement and Savings Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Accordingly, the financial statements and schedules of the Plan for the fiscal year ended December 31, 2009, which have been prepared in accordance with the financial reporting requirements of ERISA, are included in this report.

RUDDICK RETIREMENT AND SAVINGS PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2009 and 2008 and for the year ended December 31, 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

RUDDICK RETIREMENT AND SAVINGS PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits –
December 31, 2009 and 2008	2

Statement of Changes in Net Assets Available for Benefits –
For the Year Ended December 31, 2009	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE

Schedule of Assets (Held at End of Year)
as of December 31, 2009	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants
     Ruddick Corporation Retirement Plan Committee,
      and the Ruddick Corporation Audit Committee
Charlotte, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Ruddick Retirement and Savings Plan (the “Plan”) as of December 31, 2009 and 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of Ruddick Corporation, as plan management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Ruddick Retirement and Savings Plan as of December 31, 2009 and 2008 and the changes in its net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Charlotte, North Carolina
June 24, 2010

RUDDICK RETIREMENT AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2009 and 2008

	2009	2008
ASSETS
Cash	$3,171	$15,859
Investments, at fair value: (Notes B, C and D)
Mutual funds	211,336,415	127,376,629
Common collective trust funds	68,536,190	61,615,716
Common stock	125,543,374	149,576,814
Participant loans	17,114,617	15,794,190
	422,530,596	354,363,349
Receivables:
Participant contribution	253,382	483,662
Employer contribution	13,131,867	12,330,941
Participant loan interest	13,537	13,839
	13,398,786	12,828,442
Total Assets	435,932,553	367,207,650

LIABILITIES
Administrative expenses payable	22,116	5,750
NET ASSETS, at fair value	435,910,437	367,201,900

Adjustment from fair value to contract value for fully benefit-
responsive investment contracts	(1,562,449)	458,810
NET ASSETS AVAILABLE FOR BENEFITS	$434,347,988	$367,660,710

The accompanying notes are an integral part of these financial statements.

RUDDICK RETIREMENT AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2009

Investment income:
Net appreciation in fair value of investments (Notes B, C and D)	$40,465,046
Interest	1,085,823
Dividends	6,797,378
48,348,247
Contributions: (Note A)
Participant	28,435,649
Employer	21,465,887
49,901,536
Deductions:
Benefits paid to participants	(30,999,161)
Administrative expenses	(563,344)
(31,562,505)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	66,687,278

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	367,660,710

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$434,347,988

The accompanying notes are an integral part of these financial statements.

RUDDICK RETIREMENT AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE A – DESCRIPTION OF THE PLAN

The following description of the Ruddick Retirement and Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

Ruddick Corporation (the “Company” or “Employer”) sponsors the Plan, which is a defined contribution plan with 401(k) features. The Plan is maintained by the Company for the benefit of its employees and employees of its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”). Under the provisions of the Plan, eligible employees may elect to have the Company make contributions to the Plan on their behalf out of their regular salary and bonus (before state and federal income taxes). Employees become eligible to participate in the Plan after three months of employment. Participants may generally contribute up to 30% of gross pay not to exceed established limits of $16,500 for 2009. Highly compensated employees are subject to additional contribution limitations. In addition to established limits, participants age 50 or older may contribute “catch-up” contributions of $5,500 for 2009.

The Plan includes a Company matching contribution at a rate determined at the sole discretion of the Board or its delegate. Except for participants of American & Efird, Inc. (“A&E”), a wholly owned subsidiary of Ruddick Corporation, the match rate was 50% of each individual participant’s contributions for 2009. The match rate for participants of A&E was 50% until it was suspended effective April 1, 2009. The Company matching contribution is only applicable to the first 4% of compensation (5% in the case of participants of A&E) contributed by participants. The matching contribution is deposited with each payroll contribution. Contributions are subject to certain limitations.

For each plan year (January 1 – December 31), the Company generally makes an Automatic Retirement Contribution (“ARC”) to an individual participant’s account if the participant has completed at least 1,000 hours of service during the 12-month period ending on September 30 of each plan year and is employed by the Company or its subsidiaries on the last day of the plan year. Contributions are a percentage of the individual participant’s pay, determined on the basis of the combined years of age and years of service as of the last day of the plan year. A&E employees who are hired or rehired after June 30, 2008 are generally not eligible to receive the ARC.

Participants may elect the investment mix of their contributions, the Company’s matching contribution and their ARC from among various investment options offered by the Plan. Effective August 1, 2010, a participant may not direct that more than 20% of contributions to the participant's account be invested in Company stock. If the participant directs more than 20% of contributions to be invested in Company stock, any contribution amount in excess of 20% shall be invested in the Plan's default investment. Also, amounts may not be transferred from existing investment funds to Company stock if the resulting amount of Company stock exceeds 20% of the aggregate value of the participant’s account.

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions, and Plan earnings (losses), and charged with benefit payments and allocations of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants are immediately vested in their contributions plus actual earnings thereon. Once participants stop working for the Company, they may receive the vested value of their account. In-service withdrawals are subject to certain restrictions, and they generally include rollover withdrawals, age 59-1/2 withdrawals, merged ESOP plan withdrawals, certain financial hardship withdrawals and qualified reservist distributions. Certain A&E employees may also be eligible to withdraw certain amounts contributed to the American & Efird, Inc. Employees’ Profit Sharing Plan that was previously merged into the Plan. Participants are taxed on their accounts upon withdrawal, except for qualified rollovers into other tax deferred plans.

For Company matching contributions, a participant is fully vested in the contributions plus actual earnings thereon after three years of service. A “Year of Service” requires a minimum of 1,000 hours of service during the vesting computation period with the Company. In general (and except for certain distributions associated with the ARC), payment of any benefit is made in the form of a lump-sum payment as outlined in the Plan document.

For ARCs made before January 1, 2007, a participant is fully vested after completing five Years of Service. For ARCs made on or after January 1, 2007, a participant is fully vested after completing three Years of Service.

A participant who terminates service without a fully vested interest forfeits any nonvested balance in his or her Company contribution account and ARCs as of the earlier of (a) distribution to the participant of the participant’s vested balance, or (b) the last day of the first Plan year in which the participant incurs five consecutive Breaks in Service, as defined by the Plan. The forfeited funds are used to offset Employer contributions. Forfeitures utilized to offset Employer contributions totaled $537,259 and $577,550 during 2009 and 2008, respectively. The forfeiture balance was $386,024 and $463,463 at December 31, 2009 and 2008, respectively.

Participants may borrow from certain of their fund accounts, subject to certain restrictions and requirements, a minimum of $500 and up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance excluding ARC and merged ESOP accounts. Only one loan per year may be taken, but up to two loans can be outstanding at a time. A third loan, which is not subject to the minimum requirement, may be granted at any time for the sole purpose of applying the proceeds of such third loan to other outstanding loans to avoid or cure a loan default resulting from an administrative error. Except for certain loans relating to a participant’s principal residence, loans must be repaid within five years. Interest on loans outstanding ranged from 4.25% to 9.25%, reflecting the change in interest rates during the last five years. Principal and interest is paid through payroll deductions.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

As reported by T. Rowe Price Trust Company (the “Trustee”), Plan investments are reported at fair value. Fair value is the price that would be received from an asset sale or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See below for discussion of fair value measurements.

For plan years 2009 and 2008, the Stable Value Fund investment has been identified as a fully benefit-responsive investment. Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the benefit-responsive investments, plus earnings, less participant withdraws, and administrative expenses. The benefit-responsive investments impose certain restrictions on the Plan, and the investments themselves may be subject to circumstances that impact their ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the investments to transact at less than contract value is not probable.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments is comprised of the net realized and unrealized gains and losses.

Administrative Expenses

All direct expenses, to the extent allowed by law, are charged to the Plan. Direct expenses include trustee, investment manager, record-keeping, legal, audit, and communication expenses related to the Plan.

Payment of Benefits

Benefit payments to participants are recorded when paid.

NOTE C – INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets, at fair value, as of December 31, 2009 and 2008 are as follows:

	2009	2008
Employer Common Stock	$125,543,374	$149,576,814
Mutual Funds:
T. Rowe Price Associates, Inc. Blue Chip Growth Fund	26,090,669	*
Collective Trust Funds:
T. Rowe Price Associates, Inc. Stable Value Fund	52,030,060	48,944,001
	203,664,103	198,520,815
Aggregate of other individual investments less than 5%	218,866,493	155,842,534
	$422,530,596	$354,363,349

* Balance represents less than 5% of total investments for the respective year.

The net appreciation (depreciation) in fair value of investments for each category of investments for the year ended December 31, 2009 consists of the following:

Mutual funds	$48,003,557
Common collective trust funds	3,407,427
Common stock	(10,945,938)
$40,465,046

NOTE D – FAIR VALUE MEASUREMENTS

Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosure, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received in an asset sale or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction in an asset sale or to transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1	–	Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2	–	Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

Level 3	–	Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Common Stock
These investments are valued at the closing price reported on the active market on which the individual securities are traded. These investments are classified within Level 1 of the valuation hierarchy.

Mutual Funds
These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Common Collective Trust Funds
These investments are public investments vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within Level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Participant Loans
Participant loans are valued at amortized cost, which approximates fair value and are classified within Level 3 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008.

	As of December 31, 2009
	Level 1	Level 2	Level 3	Fair Value
Mutual funds:
Growth funds	$113,856,996	$-	$-	$113,856,996
Blended funds	76,428,981	-	-	76,428,981
Value funds	5,331,149	-	-	5,331,149
Bond funds	15,719,289	-	-	15,719,289
Total mutual funds	211,336,415	-	-	211,336,415

Common collective trust funds:
Equity Index Fund	-	16,506,130	-	16,506,130
Stable Value Fund	-	52,030,060	-	52,030,060
Total common collective trust funds	-	68,536,190	-	68,536,190

Common stock	125,543,374	-	-	125,543,374
Participant loans	-	-	17,114,617	17,114,617
Total assets	$336,879,789	$68,536,190	$17,114,617	$422,530,596

	As of December 31, 2008
	Level 1	Level 2	Level 3	Fair Value
Mutual funds:
Growth funds	$65,179,962	$-	$-	$65,179,962
Blended funds	47,176,532	-	-	47,176,532
Value funds	3,467,906	-	-	3,467,906
Bond funds	11,552,229	-	-	11,552,229
Total mutual funds	127,376,629	-	-	127,376,629

Common collective trust funds:
Equity Index Fund	-	12,671,715	-	12,671,715
Stable Value Fund	-	48,944,001	-	48,944,001
Total common collective trust funds	-	61,615,716	-	61,615,716

Common stock	149,576,814	-	-	149,576,814
Participant loans	-	-	15,794,190	15,794,190
Total assets	$276,953,443	$61,615,716	$15,794,190	$354,363,349

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

Level 3 Assets
For the Year Ended December 31, 2009
Participant Loans
Balance, beginning of year	$ 15,794,190
Interest income	1,085,823
Loans and repayments, including interest, net	234,604
Balance, end of year	$ 17,114,617

NOTE E – INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 3, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE F – PLAN TERMINATION

The Company expects to continue the Plan indefinitely but has the right to amend or terminate the Plan as necessary. If the Plan were to be terminated, Plan participants would become fully vested in their account balances and all assets of the Plan would be distributed to the individual participants based upon their individual account balances at the date of termination.

NOTE G – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan assets invested in mutual funds with a fair value of $166,508,771 and $97,261,786 at 2009 and 2008, respectively, and collective trust funds with a fair value of $68,536,190 and $61,615,716 at 2009 and 2008, respectively, are managed by the Trustee or by T. Rowe Price Associates, Inc. (a company related to the Trustee through common ownership). Such transactions qualify as party-in-interest transactions as defined by ERISA. Fees paid by the Plan to the Trustee for administrative services were $5,000 for the year ended December 31, 2009.

At December 31, 2009 the Plan held 4,879,261 shares of Ruddick Corporation (Plan sponsor) common stock with a fair value of $125,543,374. At December 31, 2008 the Plan held 5,409,650 shares of Ruddick Corporation common stock with a fair value of $149,576,814.

Beginning on September 23, 2008, Fiduciary Counselors, Inc. was retained as a named fiduciary and investment manager for the Ruddick Corporation Common Stock account within the Plan. Fiduciary Counselors is responsible for monitoring the Company’s financial condition to determine, in its sole discretion, whether the continued holding or purchase of Common Stock is no longer consistent with ERISA.

NOTE H – RISKS AND UNCERTAINTIES

The Plan provides for investments in various investment securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near-term and such changes could materially affect the participants’ account balances and amounts reported in the statements of net assets available for benefits.

NOTE I – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2009 and 2008:

	2009	2008
Net assets available for benefits per the financial statements	$434,347,988	$367,660,710
Adjustment from contract value to fair value for fully benefit-
responsive investment contracts	1,562,449	(458,810)
Net assets available for benefits per the Form 5500	$435,910,437	$367,201,900

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to net income per the Form 5500 for the year ended December 31, 2009:

Net increase in net assets available for benefits per the financial statements	$66,687,278
Less: Prior year adjustment from contract value to fair value for fully benefit-
responsive investment contracts	(458,810)
Add: Current year adjustment from contract value to fair value for fully benefit-
responsive investment contracts	1,562,449
Net income per the Form 5500	$68,708,537

RUDDICK RETIREMENT AND SAVINGS PLAN SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) EMPLOYER IDENTIFICATION NUMBER: 56-0905940 PLAN NUMBER: 003 December 31, 2009
(a)	(b)	(c)		(d)	(e)
		Description of Investment, including
	Identity of Issue, borrower,	maturity date, rate of interest,
	lessor, or similar party	collateral, par, or maturity value	Shares	Cost**	Current Value

		MUTUAL FUNDS
	American Funds	Cap World Growth & Income Fund	228,290		$7,780,132
	American Funds	Growth Fund of America	252,928		6,899,880
	American Funds	Europacific Growth Fund	189,204		7,242,722
	Dryden	Global Real Estate Fund	32,705		533,415
	PIMCO	Total Return Instl Fund	1,282,982		13,856,205
*	T. Rowe Price Associates, Inc.	U.S. Bond Index Fund	171,397		1,863,084
*	T. Rowe Price Associates, Inc.	Retirement 2005 Fund	98,395		1,027,247
*	T. Rowe Price Associates, Inc.	Retirement 2010 Fund	518,915		7,238,870
*	T. Rowe Price Associates, Inc.	Retirement 2015 Fund	1,041,615		11,114,030
*	T. Rowe Price Associates, Inc.	Retirement 2020 Fund	1,297,117		18,937,911
*	T. Rowe Price Associates, Inc.	Retirement 2025 Fund	1,456,819		15,456,853
*	T. Rowe Price Associates, Inc.	Retirement 2030 Fund	1,034,697		15,644,618
*	T. Rowe Price Associates, Inc.	Retirement 2035 Fund	1,020,274		10,865,920
*	T. Rowe Price Associates, Inc.	Retirement 2040 Fund	890,132		13,485,503
*	T. Rowe Price Associates, Inc.	Retirement 2045 Fund	1,217,538		12,297,131
*	T. Rowe Price Associates, Inc.	Retirement 2050 Fund	348,591		2,956,054
*	T. Rowe Price Associates, Inc.	Retirement 2055 Fund	354,225		2,968,403
*	T. Rowe Price Associates, Inc.	Retirement Income Fund	246,307		3,007,412
*	T. Rowe Price Associates, Inc.	Personal Strategy Balanced Fund	825,075		14,133,528
*	T. Rowe Price Associates, Inc.	Value Fund	234,264		4,797,734
*	T. Rowe Price Associates, Inc.	Small Cap Value Fund	156,845		4,623,804
*	T. Rowe Price Associates, Inc.	Blue Chip Growth Fund	796,175		26,090,669
	Vanguard	Capital Opportunity	73,585		5,106,079
	Vanguard	Explorer Growth	63,963		3,409,211
		Total Mutual Funds			211,336,415

	COMMON COLLECTIVE TRUST FUNDS, AT FAIR VALUE
*	T. Rowe Price Associates, Inc.	Stable Value Fund, at fair value	50,467,611		52,030,060
*	T. Rowe Price Associates, Inc.	Equity Index Trust	474,997		16,506,130
		Total Common Collective Trust Funds			68,536,190

		COMMON STOCK
*	Ruddick Corporation	Common Stock	4,879,261		125,543,374

		PARTICIPANT LOANS
*	Participant Loans	Interest rates ranging from 4.25%
		to 9.25%, maturing through
		February 2015.			17,114,617
					$422,530,596

*	Party-in-Interest to the Plan
**	Cost omitted for participant directed investments.

Signatures

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RUDDICK RETIREMENT AND SAVINGS PLAN

		By:	Ruddick Corporation, as Plan Sponsor

Date:	June 25, 2010	By:	/s/ JOHN B. WOODLIEF
Vice President – Finance and
Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.
23	Consent of Dixon Hughes PLLC